Exhibit 99.3

Press Conference

“Infosys Press Conference”

October 11, 2019

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer & Managing Director

U. B. Pravin Rao

Chief Operating Officer

Nilanjan Roy

Chief Financial Officer

MEDIA

Agam Vakil

BloombergQuint

Mugdha Variyar

CNBC

Saritha Rai

Bloomberg

Ayushman Baruah

Mint

Sangeetha Chengappa

The Hindu BusinessLine

Debasis Mohapatra

Business Standard

Nikita Periwal

Cogencis

Rukmini Rao

Business Today

Ayan Pramanik

The Economic Times

Derek Francis

Reuters

Swathi Moorthy

Moneycontrol

Shilpa Phadnis

Times of India

Furquan Moharkan

Deccan Herald

Moderator

Good evening ladies and gentlemen. A warm welcome to the Q2 results FY2020. We will start with the opening remarks from our CEO and Managing Director, Mr. Salil Parekh.

Salil Parekh

Good afternoon and welcome to everyone here. We are really delighted to share with you the results for Q2. You have seen the press release and the fact sheet, just to give you a few points as we kick it off. We had a really strong robust quarter in Q2 with good performance in all of our parameters. First, we had a double digit growth now for the fourth consecutive quarter, 11.4% constant currency growth overall and 38% constant currency growth in our digital portfolio. We also had a very strong operating performance, our operating margin was at 21.7% – 1.2% expansion from Q1. Many of the operating parameters and discipline are kicking in and this is what is being seen in the operating margin performance. Very good strong large deals performance - $2.8 bn in large deals and we have shared that data in the press release and fact sheet. A good movement is seen on attrition it has reduced by 2% QoQ. In fact, the way we look at attrition as we measure it on our tech services business on a voluntary basis that is already starting to be below 18%. So overall we are delighted with the results we have had in Q2. We are also extremely proud, we were awarded by Forbes the ranking number three for the best regarded company globally and this is something all of us at Infosys are extremely proud of – a testimony to all the hard work of our people and the support of our clients. With that I will pause and open it up for questions with Pravin and Nilanjan here with me.

Moderator

Thank you Salil. Before we start the Q&A session, I would you request you to ask one question per publication. The first question is from BloombergQuint.

Agam Vakil

I am sure investors will be relieved to know that you have maintained your upper end of the guidance especially even one of your peers has indicated that they are unlikely to see double digit growth. With that said I wanted to get a better understanding of how you are reading things currently because there is still an indication that large financial institutions in UK, Europe as well as US are under a bit of pressure. There is an understanding that there is a slowdown in demand and that could lead to a delay in the closures but as far as the financial sector is concerned there is a lot of volatility in retail which persists and in communications again there is still a delay in allocation of the 5G spectrum. I believe that a lot of it has pegged on that. I want to know that even when you do see a relatively steady financial year FY20 if you could tells us a little more about how you are reading into things when it comes to things on ground. Pravin, a question for you on the deal signings, if you could actually tells us a little more about the size, the duration of the deals, also in what verticals are the majority of these deals coming as far as this quarter is concerned and Nilanjan for you if you could quantify some of the factors that have come and played in favour of margins and played against?

Salil Parekh

Let me start with a colour on the business, how we see and what is going on in the market. First six of our seven large segments are showing double digit growth for Q2. We see good traction for example if you look at our Energy and Utilities business, you will see an extremely strong environment in that business. If you look at what we are doing in our High-Tech, Telco (Communication) business - again an extremely strong environment in that business. In Financial Services, we had good growth in Q2, we see good demand. As we had pointed out last quarter there is certainly some weakness that we saw in capital markets and in general there is something where the financial institutions overall are looking at spends differently. But we saw a good demand and outcome in Q2 and we will see how that plays out for the rest of the year. In terms of Telco, we see a strong demand so I have no view that it is any difference from what we had shared with you last time. We had shared some weakness, which was specific to Manufacturing last quarter for the European segment. We see Europe as a geography a little bit softer but overall Manufacturing is in a robust place for us today. The view from a macro perspective is that the European market is somewhat slower. We see some impact of Brexit but nonetheless we maintain our guidance, which in fact we increased the lower end of our guidance, so from 8.5% to 10% we increased to 9% to 10% and we remain quite confident about how this year will play out.

U. B. Pravin Rao

On the large deal front, we won 13 large deals $2.8 bn TCV which is the highest ever and when you compare on YoY basis, for the first half our large deal wins TCV has been 75% higher than what we did in the first half of last year. This has been broad-based, four of the wins have been in Financial Services, four in Retail CPG and Logistics, two in Communication and three in other verticals. Then geography wise as well we have seen about six in Americas, five in Europe and two in Rest of the World.

Nilanjan Roy

Coming to the margin question, as we have started the year on a low trough of 20.5%, we were quite clear that our guidance for 21% to 23% would come from the various cost optimization programs we had. The industry faces the usual cost pressures every year, which is of course discounts from clients, which of course come in straightaway on the topline and the compensation hikes but we got the execution machinery right in this quarter. We got the utilization up so that is the first thing which flows to the bottom line. We have got our onsite mix coming down so we are getting more work offshored to India. We are working on other programs, on automation that is a continuous engine we have, we continuously take out 2500 to 3000 people from fixed price projects and plow that back and give that part of that money back to the clients. We are working on other issues like digital pricing, this is a new area we are looking at on how do we price digital services and command a premium from our clients. So we have a strong cost optimization and nearly 18 tracks which we have is run by a senior resource in the company and from a QoQ basis we have gained about 110 bps of margin improvement from operation parameters and cost optimization which we are working on.

Moderator

The next question is from CNBC.

Mugdha Variyar

Firstly great numbers to start off with that, but the Street was estimating that you would also up your upper end of the guidance as well by about 50 basis points, any reasons that you held back on that, are you a little concerned about the second half of the year, Salil that is for you. To Nilanjan, I just wanted to ask you about the margins, the margins have improved but where do you see margins for the whole year ending at in the whole band? Pravin, if you can just tell us about retail, retail looks a little weak, what is the outlook there and of course attrition has come down so if you can just throw some light on that? Salil one more question, if you can break down organic BFSI growth apart from Stater for us?

Salil Parekh

So on the guidance the good news is we have increased the lower end of our guidance so instead of 8.5% to 10%, we are 9% to 10%. We had from the start of the year, a view about the year and every quarter we have strengthened the view that we have for the year so there is no change in that. We know that seasonally the second half is normally weaker in our sector. That is a normal sort of seasonality on the business but overall our deal pipeline remain strong. Our Q2 numbers are very strong with six of our seven sectors recording double digit growth, so we remain quite confident that our clients are looking at what we are providing to them in terms of digital transformation capabilities. The only caveats we mentioned were the ones I shared before specifically with respect to the European market or capital markets or at least in the last quarter some elements in manufacturing. On the Financial Services and others Pravin will address that.

U. B. Pravin Rao

On the Retail front this is one sector which is closely linked with the consumer sentiment. It is on the overhang of macro, talk about trade wars and to some extent some reduced consumption that people are saying in some of the global markets, the spend in Retail has come down. We had a fantastic year last year in Retail but in the last quarter and this quarter we have started seeing some softness and slowdown. So this volatility will probably continue for some time till the macro situation improves. As I said earlier this is a vertical which this probably very closely tied with the macros sentiment and so on. On the Financial Services, as Salil said we have had a decent run so far, we have had last two quarters of double digit YoY growth, but we do continue to see some weakness in some of the European banks and capital markets and we also have to watch out for the seasonal slowdown in the second half. But we have diversified portfolio, we have done well based on the past deals, so we remain optimistic, but we just have to watch out for the seasonality in the Financial Services. On the attrition, attrition has come down, the voluntary attrition is under 18%, it has come down and over the last couple of quarters. We have focused a lot on coming up with the new employee value proposition, several interventions. So, we are really focusing on enabling employees, engaging them better and rewarding them. There are multiple interventions towards this and slowly we have started seeing returns and this is something we will need to continue to work on.

On organic BFSI growth question - normally we do not give that breakup.

Nilanjan Roy

For the margin question as explained, we have 21% to 23% as guidance and in the first half we are at 21.1%. So we have entered the guidance band. I think this is a good platform for us to build as the year progresses and to see progressive growth of margins from here, so we remain committed to the 21%- 23%.

Moderator

The next question is from Bloomberg

Saritha Rai

I want to ask you about the US market where you get almost two-thirds of your revenues from, what is the macro looking like, first question. Second question, I really do want you to give as much more detail about the BFSI deals as you can that accounts for almost a third of your revenue, so these are two real key components of Infosys and I would love for you guys to tell me more.

Salil Parekh

The overall situation in the US market, the GDP growth is still quite good. If you saw the numbers for last quarter. There is obviously an ongoing impact with whatever is going on with the macro in terms of trade discussions and potentially some impact that might have on Manufacturing clients. On the other hand, we see a lot of positive discussions whether it is with Telco client, Hi-Tech clients, or Utility Energy Services clients. So, overall for us we remain optimistic. If you look at growth YoY for the North American market in Q2, it is again well over double digits and we remain quite bullish about the market. In terms of FS and the details I would echo the points that Pravin just shared with you. There are some areas we look at for example, in the European banks where there is some slowing. We have seen this with capital markets. Typically, in Q3, we will end up seeing overall the seasonality which comes from furloughs but there is nothing sort of materially new in that situation that we see. Having said that there is a lot of work that we need to do in making sure we actually secured against all of that and we remain committed to and in fact we are increasing the bottom end of our guidance so that should give an indication of how we see this year playing out.

Moderator

The next question is from Mint.

Ayushman Baruah

Can you give a sense of the digital deals, what are the size of the digital deals and also what kind of deals are these? Are these large scale digital transformation deals or is it just some automation here and there, just give me some sense of that?

Salil Parekh

The digital portfolio again had a good growth in Q2 - 38% overall YoY. It now also comprises just over 38% of our business, so it is looking really robust. A couple of examples, we had a deal which was focused on what we call user experience which is really the front end of our digital thinking. There we work with a large global confectionary company where we have completely redesigned how the experience of their end user is, with how they interact and how e-commerce is done through that and a lot of their design was personalized, intuitive and this is a large platform in which we built this. Another example we have on the Cloud where we work with, one of the large three providers for a large US company where we built public cloud transformation program that their client is going on and here we are partnering with them to bring services which are existing services of the client plus new services which we are helping them develop which are more cloud for services. Many of the deals that we see are large transformation deals which are modernization deals in which digital is a strong component of it. So the good news for us is digital is becoming more and more central to many of the new things that we are doing with clients and we that the investments that we made which were last year are starting to be relevant for how the clients are looking at us from a digital perspective.

Moderator

The next question is from the Hindu Business Line.

Sangeetha Chengappa

I am here after about three-and-a-half years and one thing that I notably find is that your operating margins have gone down substantially. Pravin tell me why is this happening because you used to be the industry bellwether when it came to margins and you prided yourself on profitability of the growth, is it a growth story now more than margins or what?

Salil Parekh

Beginning of last year when we started the navigate your next journey, we had clearly said that there are a lot of opportunities in the digital space but that means that we have to invest, we have to build capability and competency but there is a small window for us to capture that and we also said it is a three-year journey, we are just 18 months into the journey and so we have done significant amount of investment, we have done localization, we have invested in living labs, we have increased the sales spend, we have hired people with different capabilities and so on. So multiple level of investments to build the capability to take advantage of. That is reflecting in the kind of growth that we have seen in the last three, four quarters. We have given the guidance of 21%-23% and that is what we are confident of. We do not want to comment on the future, but at this stage for the rest of the year we are comfortable with what we have said. Obviously growth is very important, but obviously we have to have a purposeful growth and a profitable growth, so we are not really diluting the focus on profitability but we are making sure that we are doing the right level of investment to secure for the future.

Moderator

The next question from Business Standard

Debasis Mohapatra

Hi, great set of numbers, Debashish from Business Standard. I want to understand two three things. Firstly, yesterday there was a commentary from the market here I do not want to compare it but there is a sense in the market that the pace of deal conversion has been slowed down due to the macros. I want to understand that whether Infosys is facing such kind of problem because the TCV is fine but how much of the deals have actually been converting into revenue is also important, and secondly I want to understand, are you facing any client-specific issues in any of your verticals at this point of time or will you face such kind of issues in Q3 and Q4?

Salil Parekh

So on the deal conversion, we have had $2.8 bn in large deals, we have had 11.4% growth in Q2, so we cannot get those sort of outcomes if the deal conversions are not happening well. So for us deal conversion is happening well. Having said that I shared a little bit earlier, what our view on the macro is, which still holds, that is not at least for us anything with deal conversions. In terms of client-specific issues we did not call out anything on Q2. For Q3 and Q4, we will see as the quarters go, there is nothing today that we will call out for Q3 and Q4 as we have not called out anything for Q2.

Debasis Mohapatra

Nilanjan Sir, I want to understand how much has the cross currency helped in your margin improvement and as far as the H1 margin label is concerned it is at the lower end of your guidance, our fellow colleague has also asked that whether 21%-23% band within that will you end up FY2020 within the lower band of the margin or can you give such guidance. Also Pravin sir, last quarter for the first time Infosys threw some kind of light on the involuntary attrition, what exactly happened in Q2 as far as involuntary attrition is concerned.

Nilanjan Roy

So on the cross currency actually we have taken a hit this quarter so while we got about a 30-basis points improvement from the USD INR but we actually got a hit of about 15 bps on cross currency because the pound and Euro depreciated against the dollar so whenever that happens you will also see the top line revenue reported growth for the industry coming down. We had about 15 to 20 bps hit on the cross currencies and about 10 bps on our revenue hedge which we had. So, currency did not benefit us. Coming back to the margin like I said 21%-23% guidance and we are 21.1% in H1, and from here definitely we should see ourself growing. So I do not want to say where we will end up but definitely the platform here is a very robust optimization cost take out plan and we remain confident for rest of the year.

U. B. Pravin Rao

On the attrition front on the tech services we said the attrition is 19.4% as compared to 21.5% in the previous half, it is both voluntary and involuntary and if you look at only voluntary we said it is under 18%. So that is the data point and increasingly we are seeing everyone about tech services and voluntary attrition. So over a period of time we also want to do that so that we are consistent in metrics similar to what others are reporting.

Moderator

The next question is from Cogencis.

Nikita Periwal

Sir, I want to understand if you are seeing the double digit growth momentum sustain in the second half considering it is a softer period and if you could share a little more about how you expect the European region to perform?

Salil Parekh

For the growth on double digit our view is much focused on what our guidance for the full year is, which is 9% to 10% for the full year. We have had 11.4% growth in Q2 and we remain confident that we will meet this guidance that we have given in terms of growth. In terms of the European market what we shared earlier, there is some slowing in the European economies. Overall we see that the macro there a bit slower but there are some segments which are still doing well. We see good strength again for example in the Telco segment or in the Energy Utility segment, we called out on the banking side that Pravin shared with you, we have some concerns on the European banks and that is something that we have shared before as well but that is broadly how we see the European picture playing out.

Moderator

The next question is from Business Today.

Rukmini Rao

I have three questions. One, I just read that you are going to be absorbing the Kallidus back into Infosys if there is a business transfer agreement. So, does it mean that there is absolutely no prospects for those business to be sold out and also some bit of sense that how many people were there in both those companies. Secondly I want to understand since Nilanjan mentioned that some of the onsite work is being brought back that vis-à-vis via localization plans just to understand where is it heading?

Salil Parekh

So on the merger or the absorption, the approach we have taken is as we have shared with you a few quarters ago we have re-purposed what we are doing in that business, focused it very much on where our digital growth is going and where some of our clients especially what we saw in consumer products and retail looking in that and as a consequence of that we made sure that it is combined fully within the Infosys organization. With that, we anyway had stopped any discussion about any transaction a while ago when we had started to re-purpose it and that is what happened. We have not discussed or disclosed the head count in that situation at all.

Nilanjan Roy

The onsite mix is just a percentage of overall so as our volumes grow we will increase numbers in the US as well so this is just a mix in the overall percentage. The second thing is localization also from clients we take out work and put them into our hubs as well, so most of the work today is sitting in client premises, some of that work we will take into the hubs and that is the way we will populate the hubs as well, so it is a combination of both.

So the whole idea of the hub actually was firstly to get the innovation lab center around the hubs where clients can come. We can create a pyramid in the hubs as well so one of the things was to get freshers, looking at the talent scarcity in the US how do we take freshers from community colleges and build a pyramid and that is also helping our cost structure as well as we have seen, so that is one of the key areas. Also getting the local hirers which was one of the issues two years back and which is why we were in the limelight, today we are close to a 50-50 base of a deputees, sort of a mix which is something we are comfortable with and I think the hubs is only going to increase that percentage.

Moderator

The next question from The Economic Times

Ayan Pramanik

Congratulations on good set of numbers. First thing to Nilanjan, you talked about digital pricing and commanding a premium over that. If you can explain how that is going to workout and the second question is to Pravin, how is the India Business going as of now. Do you foresee or see any signs of slow down as of yet?

Nilanjan Roy

So our digital margins even today if we see our overall margins are higher than the core business that is something we already know. The way we repurpose our digital talent and looking at the scarcity, we think there is an opportunity of how to price this scarce talent depending on skills, depending on experience, depending on what sort of clients they work in, and I if we can even get a percentage of margins. So I think that is something what we are looking at, how we can look at this digital skillset which we have and are we actually pricing them correctly and are we leaving any cent on the table?

U. B. Pravin Rao

So in the India Business, it is a very small percentage of the business as we have said we are very selective in what we want to do. So from that perspective we have not really seen any slowdown but we will continue to be a very selective in what we want to bid for and execute.

Moderator

The next Question is from Reuters.

Derek Francis

First of all congratulations on your numbers and I had two questions, one was we are seeing a slowdown in Europe and North America because of the trade war and Brexit and all those things but you have reported better than expected results compared to your rival so I was wondering what was it that helped you achieve this kind of a result this quarter and the second question is I was also wondering if the raise in the lower end of your guidance was because of the strength in the US market that you are seeing as you have pointed out?

Salil Parekh

I think what we are seeing is the focus that we have had on our digital investments, the approach we have taken to localization, the approach we have taken to re-skilling and the real attention to all the automation work that we are doing with our clients. That is making it relevant for how clients are viewing Infosys and that is what is driving this growth that we saw in Q2 for example and also helping us to be confident to raise the lower end of the guidance. As you know from the start of the year we had shared some view on the guidance and we have a view internally of how the quarters evolve and we are comfortable that is how it is playing out at this stage. Of course from a seasonal perspective within the industry typically the second half is slow especially Q3 because of the holiday season and so on, but outside of that we see good large deals win momentum with $2.8bn. So we see our clients really trusting Infosys and making Infosys part of their decision making, very much the first company that they think off when they think off all these digital things and when they think of automation. Also we see that our pipeline today is still quite robust at a large value. So we see those deal conversions and new deals still coming into the pipeline. So the US market what I had shared a little bit earlier of course there is a macro situation, which we need to look at and be cognizant of. There is a trade wars situation. There is a situation where we see some disruption, which are coming in some sectors but equally we see strength as I have shared earlier in Energy Utilities, that sector is really doing well for us again a double digit quarter and we see good momentum there and we see a good momentum in our Hi-Tech, Telco business. So we see lots of areas where we think that the difference that we are making is going to continue to help us as we go through the rest of the year. Keeping in mind the overall macro and some of the comments we have made about Financial Services earlier.

Moderator

The next question is from Moneycontrol.

Swathi Moorthy

Congratulations again on the good numbers. So, I have a couple of questions. Your BFSI has been growing well, but there has been some softness, could you tell me where is the confidence coming from, where is the growth coming from when your competitor has reported quite some business in the BFSI sector? Also I saw that your core has been coming down consistently and your digital has been growing, but has this being offset by the digital or is there a gap in between? Are they both growing in tandem, your reduction in the core is being offset by the increase in the digital business and compared to Q1 your growth in digital has come down, so I think in Q1 the growth was 41%? Now it is at 38.4%, so I would like you to give me some insights on that as well and the other one is on the hiring, if you can give some color on the hiring and involuntary attrition you had mentioned that the voluntary attrition is about 18%, so I would like to know more details about the involuntary attrition and the last one is about the Brexit impact and your recent Irish buy, the contact center in Ireland, there have been some reports on that so your confidence in the telecom is in part aided by this move by where the Eishtec has a good presence in the telecom sector if you can give some inputs on that as well?

Salil Parekh

Let me start through some of the questions as I recall them. I think in Financial Services as Pravin shared there has been a good track record and momentum over the last several quarters. So that is what gives us confidence for the overall guidance that we are giving, part of which is financial services. We think there are some concerns that we see in some components and not in the other components of Financial Services and we see some strength, which are in other sectors. As a composite that is where confidence comes for the company and the guidance that we have increased.

So we are not becoming very specific in terms of which clients or which regions, we have simply called out where we see some concerns. Nonetheless overall we are remaining confident for the overall company guidance that we have given, which is 9% or 10%. As I walk through some of the other questions, I think the question about digital and core, we want to showcase that more because we want to clearly show our investments in digital and how they are performing. I think our story on automation and the capabilities we have are actually helping us to maintain a good presence in the core businesses. While the degrowth is very small, the real story there is the automation that we have is allowing us to become more and more relevant for a client portfolios as we go through the call. In terms of the growth of digital in Q1 versus Q2, we shared our view a year-and-a-half ago this is a very large market about $160 bn market. The market is growing at 15% and our target is to have market share gains in that market, which means anything above 15%, this is also a new business, so some quarters it might be a little bit high, little bit low, but overall as long as we are gaining market share that shows some strength for us in that market. In Ireland it was a business transfer situation where we have taken over some of the work that was going on there that is not the reason for our strength or the confidence of telco, but of course it supports the confidence in telco.

U. B. Pravin Rao

On the attrition front as I said earlier the numbers are 19.4% overall attrition IT services and 18% voluntary, there is nothing more I can talk about. On the hiring front, I think we continue to hire this quarter we added about 14,000 people. We had about 6,000 people trainees join in India and about 700-800 people outside India and rest were both in India and abroad.

Moderator

The next question from Times of India

Shilpa Phadnis

Can you give us a breakup of your TCV, how much of it is renewal and how much of it is new deal and can you also call out the TCV to the revenue ratio?

U. B. Pravin Rao

On the renewal, we do not typically call out the exact number but a good percentage was renewals this quarter.

Salil Parekh

We again do not give out the conversion ratio, I think what you are looking of is how much does the TCV convert, what I can say safely to you is we do not count a lot of 10-year deals in this TCV if that is what you are asking. We have really low duration deals which we put into this and that is why we have some level of confidence of the conversion.

Shilpa Phadnis

There has been momentum on the digital side, but it is not really reflecting in your revenue per employee that has been more or less flat for many quarters now, so how far till we see some sort of a momentum pickup even in your revenue per employee metric?

Salil Parekh

The way I would look at this is the big move we have made is on our operating margin from Q1 to Q2 and we see a huge strength in that because that shows an extreme level of discipline how are we executing our business plus a strong confidence that we are in the guidance range of what we had said at the start of the year. On the RPP there are many pluses and minuses that go into the calculation, but we remain very confident that our digital RPP is looking more and more better. Within the core there are discussions which relate to how the start of the contract looks like, how the discounts look like and that sometimes colors what those numbers look like.

Shilpa Phadnis

If you can also give us a colour on the subcontracting expenses, how that is playing out because in the US there has been a groundswell from all the subcontractors to demand health care benefits on par with other full time employees and there has been a lot of unionizing in the US, will this going forward increase the cost for you not immediately but long term there could be some impact on your cost structures?

Salil Parekh

On subcontractors actually we have had a very good progress on how we look at this subcontracting situation. First, it is an integral part of our business, it is not something that we want to have completely disappear. Second, we have now found a way where we know how we can control some of that spend in the short and medium term. We have also put in place approaches where some of that becomes in time converted to our own employee cost structure base, which again helps us in the margin. Our view is in the medium term and in the short-term we know how the subcontracting cost can be addressed and overall it is what Nilanjan shared earlier, it is part of our operational discipline to ensure that our margin gets all the benefit we can from making these steps.

Shilpa Phadnis

On the margin front how much of it is a currency kicker and secondly would you stand to benefit from the reduction in the corporate tax?

Nilanjan Roy

For the margin one I mentioned from the USD, INR, we got about 30 basis lift but all that was washed away as on the cross currency we lost because of the Euro and GDP depreciation versus dollar and the currency, so at net-net in the quarter we got nothing on currency. Coming to the corporate rates, our India tax rates is marginally below 25%, this is for Infosys standalone of course because that is the way we look at taxation. So we think we will have to watch the space carefully and at what time and space we decide to move over; but at the moment we think we are comfortable with the current tax regime.

Moderator

The Next question is from Deccan Herald.

Furquan Moharkan

Basically a couple of questions, the core has been declining is it a deliberate kind of a move because at the end of day digital offers a lot of premium and higher margins and do we see lesser dependence on the core and reducing dependence on the core over the time and it goes in line with Salil’s vision for Infosys with more dependence on digital revenue. Second part of the question while the streets expected the upper guidance to go up as well, to be revised as well, but you have not done is it the conservative approach or the uncertainty because of the global macros, are you looking at uncertainty in the second quarter. The third question that I wanted to ask is now in 2014 Vishal had set a Vision 2020 in which the revenue per employee was said to be $80,000, but over the time we have seen it is hovering around $54,000 revenue per employee and stagnated and the margins are nowhere near to 30%, it is somewhere 10% down that so do you think that in the hindsight that vision 2020 was basically a hyperpool.

Salil Parekh

On the first question on the core, the core is absolutely a critical part of our business. So what we wanted to do is with digital we really wanted to be a partner with our clients as we go to the digital transformation journey, but we also want to help them on the core because we have extremely strong capabilities in automation, which we believe are better than anyone else in the industry and when those are used with our clients, they can get tremendous benefit from it while they keep part of it, part of it hopefully we get to keep it. So the reason for showing you that stat is just to be very clear about what we are doing in that business, it is not in any way that we are deemphasizing what we are doing in core. On guidance, we are extremely positive and that is why we have raised the lower end of guidance from 8.5% to 9% and we kept the overall guidance from 9% to 10%, which is a strong guidance given what we started in terms of the year and given that typically we see in the second half the seasonality kick in. Of course as the quarters go if things are above that we will see how it goes but that is the guidance that we have for now. In terms of 2020 no comments on that.

Ayan Pramanik

Is there a pain point in retail if you look at Retail?

U. B. Pravin Rao

I think I already responded, Retail is one sector which reacts very quickly on real time to the macro and sentiment, given all the macro concerns and sentiments around trade war and other things there is an impacting consumption and again when you look at some of the global markets there has been a slowdown as well some of the markets like China and other places. This is actually impacting retail and this sector will continue to be volatile, if the consumer sentiment is positive then you will see lot more sales happening in retail and vice versa. Right now given all the macro and other concerns in the last couple of quarters we have seen softness, it is difficult to predict when things will improve.

Moderator

Thank you everyone.